UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

PHARMACYCLICS, INC.
(Name of Subject Company)

RWD ACQUISITION I LLC
(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

716933106
(CUSIP Number of Class of Securities)

ROBERT W. DUGGAN
1933 Cliff Drive, Suite 30
Santa Barbara, California 93107
(805) 962-3755
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**

$4,200,000	$165.06

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 4,000,000 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $1.05 (the purchase price per share offered by Offeror).

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2008, equals $39.30 per million dollars of transaction value.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO is filed by RWD Acquisition I LLC, a Delaware limited liability company whose sole member is Robert W. Duggan (“Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase up to 4,000,000 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Pharmacyclics, Inc., a Delaware corporation (the “Company”), at $1.05 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10.    Financial Statements.

The Purchaser does not believe its financial statements are material to persons considering the Offer because: (i) the offer is for cash; (ii) the Purchaser will have the ability to fund the transaction and the Offer is not subject to any financing condition; and (iii) Robert W. Duggan has committed to contribute up to $4,300,000 prior to acceptance of Shares for payment pursuant to this offer.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase dated May 1, 2008.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Form of summary advertisement, dated May 1, 2008.

(a)(5)(i)	Text of press release issued by Purchaser, dated May 1, 2008.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2008

RWD ACQUISITION I LLC

By:	/s/ Robert W. Duggan
Name: Robert W. Duggan
Title: Sole Member

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated May 1, 2008.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Form of summary advertisement, dated May 1, 2008.

(a)(5)(i)	Text of press release issued by Purchaser, dated May 1, 2008.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.